HESS CORPORATION
                           1185 Avenue of the Americas
                            New York, New York 10036

GEORGE C. BARRY
Vice President, Secretary
and Deputy General Counsel
Telephone: (212) 536-8599
Fax: (212) 536-8241

May 2, 2008

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Attn:   H. Roger Schwall, Assistant Director

Re:     Comment Letter Dated April 23, 2008
        In Connection with Hess Corporation's
        Form 10-K for Fiscal Year Ended December 31, 2007
        Filed February 27, 2008
        Definitive Proxy Statement on Schedule 14A
        Filed on March 27, 2008
        Commission File No. 1-01204
--------------------------------------------------------------------------------

Dear Mr. Schwall:

Thank you for the comments of the staff of the Securities and Exchange Commission (the "Commission") as transmitted to George C. Barry by letter dated April 23, 2008 (the "Staff's Letter") in connection with the Form 10-K for Fiscal Year Ended December 31, 2007 filed by Hess Corporation (the "Company") with the Commission on February 27, 2008 and the Definitive Proxy Statement on
Schedule 14A filed by the Company with the Commission on March 27, 2008.

The Staff's Letter requested that the Company respond to its comments within 10 business days, which would be May 7, 2008. In a telephone conversation with Mr. Sean Donahue of the Commission's staff on April 30, 2008, I requested, on behalf of the Company, an additional 10 business days to respond to the Staff's Letter, and Mr. Donahue kindly agreed to grant the

Company's request for the 10 business day extension. Accordingly, this letter hereby confirms that the Company will respond to the Staff's Letter by no later than May 21, 2008.

Thank you for your consideration. If you have any questions concerning the foregoing, please contact me at (212) 536-8599.

                                                             Sincerely,


                                                             /s/ George C. Barry

cc: Sean Donahue
    Mellissa Campbell Duru
     Division of Corporation Finance
    Kevin Keogh, White & Case LLP